中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)554(JY)

18th November, 2003

03037574

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Corporate Substantial Shareholder Notices filed by the following companies with the Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance in Hong Kong in relation to the change in their respective shareholding in the Company for your attention:

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

1. BOC Hong Kong (Group) Limited
2. BOC Hong Kong (BVI) Limited

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

SEC MAIL PROCESSING RECEIVED NOV 20 2003 WASH, D.C. 155 SECTION

11/24

..../page 2

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

Internal Ref. No.: CS3-005

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

orm for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

. Name of listed corporation OC HONG KONG (HOLDINGS) LIMITED		
. Stock code	2388	**4. Number of issued shares in class** 10,572,780,266
. Class of shares	ORDINARY SHARES	

. Name of substantial shareholder OC HONG KONG (BVI) LIMITED	**8. Business registration number** NA	
	9. Place of incorporation BVI	Certificate of Incorporation No. 461335
. Registered office .O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 28266150	**12. e-mail address**
. Principal place of business in Hong Kong A	**13. Exchange on which listed** NA	
	14. Name of listed parent and exchange on which parent is listed NA	

5. Date of relevant *event*

10	11	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware *of the relevant event/ interest in the shares* (if later)

(day)	(month)	(year)

7. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
ong position	103	205	NA	(40,386,652)	NA	NIL	NIL	NIL	NA
hort position	—	—	—	—					

8. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
ong position	8,072,852,266	76.36%
hort position	—	—
ending pool	—	—

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	8,032,465,614	75.98%
Short position	—	—
Lending pool	—	—

0. **Capacity in which interests disclosed in Box 19 are held**

ode describing capacity see Table 2)	Number of shares	
	Long position	Short position
201	8,030,036,056	—
205	2,429,558	—

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
NA		

2. **Further information in relation to interests of corporations controlled by substantial shareholder**

ame of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
IUA CHIAO COMMERCIAL IMITED (In members' oluntary winding-up)	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG	BOC HONG KONG (BVI) LIMITED	93.64%	Y	2,429,558	—

3. **Further *information in relation to* interests held by substantial shareholder jointly with another person**

ame of joint shareholder	Address	Number of shares	
		Long position	Short Position
IA			

4. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

lame of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
IA				

:5. **Further information from a party to an agreement under Section 317 (Please see Notes *for further information required)***

lames of other parties	Address	Number of shares
IA		
otal number of shares in which substantial shareholder is interested under section 317 and 318		

:6. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

lames	Address	Relationship Code (see Table 6)	Percentage (%)
3OC HONG KONG (GROUP) LIMITED	52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG	601	100%
3ANK OF CHINA	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	603	100%

:7. Date of filing this Form 2

13	11	2003
(day)	(month)	(year)

orm 2.

28. Number of continuation sheets NIL

29. Number of attachments NIL

File No. 82-34675

FORM 2

Internal Ref. No.: CS2-005

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

m for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

Name of listed corporation)C HONG KONG (HOLDINGS) LIMITED		
Stock code	2388	**4. Number of issued shares in class**
Class of shares	ORDINARY SHARES	10,572,780,266

Name of substantial shareholder)C HONG KONG (GROUP) LIMITED	**8. Business registration number** 32086268-000-09-02-7	
	9. Place of incorporation HONG KONG	Certificate of Incorporation No. 770010
Registered office ND FLOOR, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 28266150	**12. e-mail address**
Principal place of business in Hong Kong AME AS ABOVE	**13. Exchange on which listed** NA	
	14. Name of listed parent and exchange on which parent is listed NA	

. Date of relevant event

10	11	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

'. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
ɔng position	103	205	NA	(40,386,652)	NA	NIL	NIL	NIL	NA
hort position	—	—	—	—					

3. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
ɔng position	8,072,852,266	76.36%
hort position	—	—
ending pool	—	—

19. Total shares *immediately after* the relevant event

	Total number of shares	Percentage figure (%)
Long position	8,032,465,614	75.98%
Short position	—	—
Lending pool	—	—

0. *Capacity in which interests disclosed in Box 19 are held*

;ode describing capacity see Table 2)	Number of shares	
	Long position	Short position
205	8,032,465,614	—

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
NA		

2. Further information in relation to interests of corporations controlled by substantial shareholder

lame of controlled orporation	*Address and place of incorporation*	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	*Short Position*
3OC HONG KONG (BVI) IMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100%	Y	8,030,036,056	—
3OC HONG KONG (BVI) IMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100%	N	2,429,558	—
IUA CHIAO COMMERCIAL IMITED (In members' oluntary winding-up)	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG	BOC HONG KONG (BVI) LIMITED	93.64%	Y	2,429,558	—

3. Further information in relation to interests held by substantial shareholder jointly with another person

ame of joint shareholder	Address	Number of shares	
		Long position	Short Position
A			

4. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

lame of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
IA				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NA		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
BANK OF CHINA	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	601	100%
BANK OF CHINA	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	603	100%

27. Date of filing this Form 2

13	11	2003
(day)	(month)	(year)

28. Number of continuation sheets NIL

29. Number of attachments NIL

Form 2.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)556(JY)

18th November, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following documents filed with the Companies Registry in Hong Kong in relation to the appointment of a new board member for your attention:

1. Form D2 regarding the appointment of Ambassador Linda Tsao Yang as an Independent Non-executive Director of the Company; and
2. Form D3 regarding consent to act as a director from Ambassador Linda Tsao Yang.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

…./page 2

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

COPY

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

CR

Companies Registry
公 司 註 冊 處

Company Number 公司編號

770009

1 Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

Date 日期 DD 日	MM 月	YYYY 年	Alternate To 替代

Presentor's Name and Address
提交人的姓名及地址

BOC Hong Kong (Holdings) Limited
52nd Floor, Bank of China Tower,
1 Garden Road,
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
14 -11- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

770009

Page 2 第二頁

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of director	12 / 11 / 2003 DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: YANG LINDA TSAO 楊 曹文梅
Surname 姓氏 / Other names 名字

N/A
Alias (if any) 別名（如有的話）

N/A
Previous Names 前用姓名

Address 地址: 1619 Holly Lane, Davis, California 95616, U.S.A.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
701024897	U.S.A.

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：(   ) Date 日期： 14th November, 2003

~~Director~~／Secretary／~~Manager／Authorized Representative~~
~~董事~~／秘書／~~經理／授權代表~~

File No. 82-34675

COPY

Companies Registry
公 司 註 冊 處

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

770009

Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港 (控股) 有限公司

I, Linda TSAO YANG 楊曹文梅 consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 12th November, 2003, and confirm that I have attained the age of 18 years*.
生效日期爲 ,並確認本人已年滿十八歲*。

Signed 簽名： Linda Tsao Yang

Date 日期： 14th November, 2003

* *Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

收件日期 RECEIVED
14 -11- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Specification No.1/97
指明編號第 1/97 號